PINNACLE CAPITAL MANAGEMENT FUNDS TRUST
 100 Limestone Plaza

Fayetteville, New York 13066

December 8, 2010

VIA EDGAR

==========

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549

RE:

Pinnacle Capital Management Funds Trust (the “Trust”) Registration Statement under the Securities Act of 1933 (“Securities Act”) and the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A with respect to the Pinnacle Capital Management Balanced Fund (the “Fund”) (Registration Numbers 333-168469; 811-22445)

Mr. Dominic Minore:

As per our discussion on Monday, December 6, 2010, enclosed herewith for your review is a marked copy of the prospectus and statement of additional information of the Trust/Fund.  These documents are comparisons of the versions of such documents that were filed in Pre-Effective Amendment No. 1 under the Securities Act and Amendment No. 1 under the 1940 Act (collectively, (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) to the versions of the same documents that were filed in the initial N-1A filing of the Trust.

If you have any questions concerning the foregoing, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

cc:

Steven R. Pickard

Pinnacle Capital Management, LLC

100 Limestone Plaza

Fayetteville, New York 13066

STLD01-1429511-2